■ EX-99.3.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: Ristec-Biz
— Total Asset (KRW) : 50,000,000
— Total Equity (KRW): 50,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 50,000,000

— Purpose of the company :	to engage in production and sales of ferronickel
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 91
5. Date of Addition: March 3, 2008
6. Others
— RIST, which is a related party of POSCO, invests 100% stake of Ristec-Biz.